METASTAT, INC.
4 Autumnwood Court
The Woodlands, Texas 77380
(281) 363-0003

VIA FEDEX AND EDGAR

May 25, 2012

Amanda Ravitz Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	MetaStat, Inc. (f/k/a Photovoltaic Solar Cells, Inc.) Form 8-K Filed March 21, 2012 File No. 0-52735

Dear Ms. Ravitz:

On behalf of our client, MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated April 17, 2012 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K (the “Form 8-K”). Contemporaneously with this submission, we have filed an amended Form 8-K for the Company (the “Amended Form 8-K”) reflecting the responses of the Company below.

To facilitate the review by the Commission’s staff (the “Staff”) of the Form 8-K, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter.  The numbered paragraphs set forth below responds to the Staff’s comments and corresponds to the numbered paragraph in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended Form 8-K.  We have also submitted three clean and marked copies of the Amended Form 8-K to the Staff.

The Company’s responses to the Staff’s comment set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Description of Business, page 3

1.
Please define or remove technical terms and other jargon so that your document can be understood by an average investor not in your industry. Examples include “VASP proteins,” “direct mechanistic markers of hemotogenous dissemination of cancer cells” and “chemo-attractant activity.”

COMPANY RESPONSE:  We have defined or removed technical terms and other jargon in accordance with the Staff’s comment.

2.
Please provide us with support for your claims on page 3 regarding the “first test,” “first therapy” and the “first to discover.”

COMPANY RESPONSE:  We have revised the disclosure relating to the claims regarding the “first test,” “first therapy” and the “first to discover” in accordance with the Staff’s comment.

3.
Please provide us copies of the sources for all third-party and statistical data included in the filing. Please mark the materials so that they are keyed to the disclosure. For factual industry claims which currently do not have a source, please provide one.

COMPANY RESPONSE:   We will provide to the Staff, under separate cover, copies of the sources for all third-party and statistical data included in the Amended Form 8-K, which materials have been marked so that they are keyed to the relevant disclosure.  In addition, we believe we have provided sources for factual industry claims that did not have a source.

4.
Regarding your references on pages 3 and 4 to “It was reasoned” and your reference on page 5 to “The analysis,” please clarify whether you are referring to your reasoning and analysis or to another party’s reasoning and analysis.

COMPANY RESPONSE: We have clarified these references on pages 3-5 of the Amended Form 8-K in accordance with the Staff’s comment.

Our Solution, page 5

5.
Please expand your discussion here and elsewhere to explain how you determined that your trials were “successful,” “confirmed” your hypotheses, “showed” or “found” certain things in connection with MetaSite densities or “validated” your product. For example, were the study results reviewed or otherwise confirmed by a third party?

COMPANY RESPONSE:  We have expanded our discussion on pages 5-7 of the Amended Form 8-K in accordance with the Staff’s comment.

6.
You must have a reasonable basis for any projections included in your document. Please tell us the basis upon which you project the list price of your product to be $2,595. Please refer to Item 10(b) of Regulation S-K for guidance.

COMPANY RESPONSE:  We have responded to the Staff’s comment on page 6 of the Amended Form 8-K.

Clinical Development and Validation of the MetaSite Breast Test, page 6

7.
Please expand the disclosure in this section to discuss the material terms of the Sponsored Research Agreement.

COMPANY RESPONSE:  We have expanded the disclosure in this section to discuss the material terms of the Sponsored Research Agreement in accordance with the Staff’s comment.

Market Potential of the MetaSite Breast Test, page 7

8.
Please clarify how the data from the 60 patient trials leads you to believe that the market potential for the test includes all breast cancer patients. Also, clarify the basis for your belief mentioned in the second sentence of this section.

COMPANY RESPONSE:  We have clarified the disclosure in the Amended Form 8-K in accordance with the Staff’s comment.

Reimbursement, page 10

9.
Please identify who believes that your test will expand the field for diagnostics, and provide the basis for that belief.

COMPANY RESPONSE:  We have revised the disclosure on page 10 of the Amended Form 8-K in accordance with the Staff’s comment.

United States Food and Drug Administration, page 11

10.
Please tell us whether your beliefs mentioned in the second paragraph of this section are based on discussions that you have had with the FDA.

COMPANY RESPONSE:  We have clarified the disclosure on page 12 of the Amended Form 8-K in accordance with the Staff’s comment.

General and Administrative Expenses, page 36

11.
Please expand this section to quantify the amount of the increase due to each of the factors mentioned in the second sentence of this section.

COMPANY RESPONSE:  We have expanded this section on page 34 of the Amended Form 8-K in accordance with the Staff’s comment.

Cash Flows, page 36

12.
Please expand this section to quantify the amount of the increase due to legal costs and minimum royalty payment costs mentioned in the third paragraph of this section.

COMPANY RESPONSE:  We have expanded this section on page 36 of the Amended Form 8-K in accordance with the Staff’s comment.

Operating Capital and Capital Expenditure Requirements, page 38

13.
We note the reference in the first paragraph of this section to “proceeds of this offering.” However, since this is not an offering document, please revise.

COMPANY RESPONSE:  We have revised the disclosure in accordance with the Staff’s comment.

Item 3.02. Unregistered Sales of Equity Securities, page 45

14.
Please revise the disclosure in this section to include all the information required by Item 701 of Regulation S-K. For example, we note that you have disclosed other issuances in the last paragraph on page 36 and in the fifth paragraph on page 40 that are not mentioned in this section.

COMPANY RESPONSE:  We have revised the disclosure on page 45 of the Amended Form 8-K to include all the information required by Item 701 of Regulation S-K in accordance with the Staff’s comment.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointments of Principal Officers, page 45

15.
We note that your table of executive officers does not include a chief financial officer. Please advise.

COMPANY RESPONSE:  We have revised the disclosure on page 45 of the Amended Form 8-K to include our chief financial officer, who was appointed by the Company’s board of directors on May 1, 2012.

16.
Please revise the description of the business experience of Mr. Siegel to avoid marketing language, such as he was the chairman and chief executive officer of the “world’s largest independent airline catering, hospitality and logistics company.”

COMPANY RESPONSE: We have revised the description of the business experience of Mr. Siegel in accordance with the Staff’s comment.

17.
Please revise the description of the business experience of Messrs. Lau and Siegel and Dr. Bronsther to disclose their business experience for the last five years.

COMPANY RESPONSE: We have revised the description of the business experience of Messrs. Lau and Siegel and Dr. Bronsther to disclose their business experience for the last five years in accordance with the Staff’s comment.

Certain Relationships and Related Transactions, and Director Independence, page 49

18.
Please expand the disclosure to disclose the material terms of the agreements and file the agreements. For example, we note the disclosure in the fourth and fifth paragraphs of this section.

COMPANY RESPONSE:  We have expanded the disclosure on page 49 of the Amended Form 8-K to disclose the material terms of the agreements in accordance with the Staff’s comment.  We have not filed these three agreements as exhibits to the Form 8-K because these agreements are not evidenced in writing.

19.
Please update the disclosure in this section. For example, we note the disclosure in the fifth paragraph of this section of an amount due at February 28, 2011.

COMPANY RESPONSE: We have updated the disclosure in this section in accordance with the Staff’s comment.

20.
Please revise the disclosure in this section to include all the information required by Item 404 of Regulation S-K. For example, we note that you have disclosed an amount owed to your principal stockholder in the fifth paragraph on page 40 that is not mentioned in this section. Also, identify the principal shareholder.

COMPANY RESPONSE: We have revised the disclosure in this section to include all the information required by Item 404 of Regulation S-K in accordance with the Staff’s comment.

Item 9.01 Financial Statements and Exhibits, page 50

(b) Pro Forma Financial Information, page 50

21.
It appears as though your current pro forma presentation combines adjustments that are directly related to the reverse merger with adjustments that are not directly attributable to the reverse merger (i.e. subsequent sale of common stock). Please revise your presentation to present a separate adjustment column for adjustments directly attributable to the reverse merger and those not directly attributable to the merger.

COMPANY RESPONSE:  We do not believe a separate adjustment column for adjustments directly attributable to the reverse merger and those not directly attributable to the merger is required as all stock transactions included in such presentation occurred prior to the closing date of the reverse merger and were “conditions precedent” to the reverse merger.

22.
We note that you did not provide pro forma statements of operations. Please explain to us how your current presentation complies with Rule 8-05(2) of Regulation S-X.

COMPANY RESPONSE:  We believe that pro forma statements of operations are not required pursuant to Rule 8-05(2) of Regulation S-X because such presentation does not provide any useful information since the shell company is a non-operating entity and there has been a majority change in ownership.

Exhibits, page 51

23.
Please file complete exhibits. For example, we note that that several schedules, such as schedule 3.1(a) and schedule 3.1(g) mentioned in exhibit 10.1, are not attached to exhibit 10.1. Please re-file your exhibits accordingly.

COMPANY RESPONSE: We have re-filed complete exhibits in accordance with the Staff’s comment.

24.
Please file as exhibits the research agreement mentioned in second paragraph on page 7, the lease agreement mentioned in the fourth paragraph on page 17 and the agreement with Yale University Medical School Department of Pathology mentioned in the fourth paragraph on page 37.

COMPANY RESPONSE:  The Sponsored Research Agreement has been filed as Exhibit 10.10 to the Amended Form 8-K.  We have not filed the other two agreements as exhibits to the Amended Form 8-K because they are not evidenced in writing.

Exhibit 10.3

25.
It appears from your exhibit index that you have requested confidential treatment for exhibit 10.3. However, it does not appear from our records that you have filed a confidential treatment application regarding that exhibit. Please advise.

COMPANY RESPONSE: Contemporaneously with this submission, we are filing a confidential treatment application regarding exhibit 10.3 as well as exhibits 10.11 and 10.12.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 1

26.
We note that your independent registered public accounting firm conducted their audit in accordance with “auditing standards generally accepted in the United States of America.” This language does not appear to comply with the guidance provided in PCAOB Auditing Standard No.1, which requires that reports issued by auditors refer to “the standards of the Public Company Accounting Oversight Board (United States).” Please advise or revise.

COMPANY RESPONSE:  We have revised the report of our independent registered public accounting firm in the Amended Form 8-K in accordance with the Staff’s comment.

27.
As a related matter we note that the opinion paragraph of your independent registered public accounting firm’s report does not cover the cumulative period from July 22, 2009 (inception) through December 31, 2011. Please advise or revise.

COMPANY RESPONSE: We have revised the report of our independent registered public accounting firm in the Amended Form 8-K in accordance with the Staff’s comment.

******

We hereby acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your time and attention in connection with this filing.  Should you have any questions concerning any of the foregoing, please contact David Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Warren C. Lau
Warren C. Lau, Chief Executive Officer